RETENTION AGREEMENT AND SEVERANCE AGREEMENT
This Retention Agreement (the “Agreement”) is dated of as of February 7, 2013 by and between Wilson W. Cheung (“Employee”), and Velti Inc., a Delaware corporation (the “Company”).
RECITALS

A.
Employee presently serves as Chief Financial Officer of Velti plc and its subsidiaries (collectively “Velti”) and performs significant strategic and management responsibilities necessary to the continued conduct of Velti’s business and operations.

B.	Velti has appointed a new Chief Financial Officer (the “Successor”) effective as of January 7, 2013, and Employee has agreed to transition to a new role as Chief Compliance Officer, Asia Pacific.

C.
The Board of Directors of Velti (the “Board”) has determined that it is in the best interests of Velti and its shareholders to ensure that Velti will have the continued dedication and objectivity of Employee in connection with the completion of the financial results of Velti for the year ended December 31, 2012, the preparation and filing of the annual report covering such period, and the transition of responsibilities to the Successor.

D.
The Board believes that it is therefore in the best interests of Velti and its shareholders to provide Employee with certain retention incentives and severance benefits under the circumstances described herein in order to provide Employee with enhanced financial security and sufficient incentive and encouragement to Employee to remain with Velti for the period of transition.

AGREEMENT
In consideration of the mutual covenants herein contained, and as an additional inducement to Employee to continue his employment with Velti, the parties agree as follows:

1.
Effective Date and Minimum Employment: This Agreement will become effective on the eighth day after it is signed by Employee, but only if Employee has not revoked this Agreement (by email notice to srau@velti.com prior to that date (the "Effective Date"). The Company seeks to provide an incentive for Employee to remain in Velti’s employ, at a minimum, from the Effective Date through the earlier of (i) the date that Velti files its annual report on Form 20-F (the “Annual Report”) with the Securities and Exchange Commission, and (ii) April 30, 2013 (the “Retention Period”). Employee or Velti may terminate their employment relationship at any time, for any reason or no reason, and the date of such termination shall be referred to hereafter as the “Termination Date”. Employee will provide the Company with prompt email notice, addressed to moux@velti.com and srau@velti.com, if he accepts other full-time employment or otherwise elects to terminate his employment with Velti, and Velti will provide Employee with written or email notice of the Termination Date in the event that it elects to terminate the parties’ employment relationship.

2.	Terms of Employment:

a.
Annual Report: Following the Effective Date, Employee agrees to continue to perform such duties that are assigned to him by the Board of Directors or Chief Executive Officer of Velti through the Retention Period. Employee agrees to devote his full time, attention and skill to his duties hereunder throughout the Retention Period and to be in a position, if required by Velti, to sign the Annual Report and the certifications required to be filed therewith. In connection herewith, Velti agrees to ensure that Employee continues to have access to all information of Velti required to enable him to be in a position to sign such certifications.

b.
Transition to New Duties: During the Retention Period, Employee shall begin transitioning to his new duties as Chief Compliance Officer, Asia Pacific, reporting to the Chief Administrative Officer with dotted line reporting to the Chief Executive Officer, during those periods that he is not working on the smooth transition of his former duties to the Successor, or working on the matters described in Section 2(a). Following the Retention Period, Employee shall transition to full time employment in his new role as Chief Compliance Officer, Asia Pacific. At all times during the Retention Period and for so long as he remains employed by Velti thereafter, Employee will perform all of his duties and responsibilities for Velti in a competent, professional, and satisfactory manner as determined by Velti in its sole discretion.

c.
During the remainder of his employment with Velti, the Company will continue to pay Employee his current base salary, and Employee will continue to receive his current employee benefits, including vesting of any unvested Velti share options or deferred share awards. Subject to the terms and conditions of such plans, Employee will also be eligible to continue to participate in any Velti bonus or other incentive or equity-based benefit plans that are offered to other C-level non-Executive Committee employees based in the U.S.

d.
Directorships: Employee shall, at any time required by Velti, submit his resignation from any positions that he holds as an officer or director of any Velti entities. Employee agrees to sign all necessary documentation and to take any and all other necessary measures to effectuate any such resignation, if required.

e.
At Will Employment. Velti and Employee agree that Employee’s employment is at will, and that their employment relationship may be terminated by either party at any time, with or without cause, subject to the terms of this Agreement.

3.	Severance Benefits.

a.
Subject to Employee’s compliance with this Agreement, including, without limitation, fulfillment of Employee’s obligations under Sections 2(a) and (b) above, and Employee’s timely execution and delivery of the Waiver and Release described in Section 6, upon the termination of Employee’s employment with Velti, the Company shall provide Employee with the following:

I.
    If the Termination Date occurs prior to the end of the Retention Period pursuant to Employee’s voluntary termination of his employment relationship, a severance payment of $150,000 (being six months’ base salary at Employee’s current base salary rate), less applicable withholding;

II.
    If the Termination Date occurs following the end of the Retention Period pursuant to Employee’s voluntary termination of his employment relationship or if Employee’s employment is terminated at any time for any reason by Velti (other than as a result of Employee’s breach of any of his obligations hereunder), a severance payment of $225,000 (being nine months’ base salary at Employee’s current base salary rate), less applicable withholding;

III.	such severance payment will be paid to Employee in a single lump sum no later than 30 days following the Termination Date; and

IV.
Velti shall reimburse Employee for any COBRA premiums paid by Employee for continued group health insurance coverage for himself and his dependents (so long as such dependents were covered by such medical benefits immediately prior to the Termination Date) until the earlier of (i) the date that is nine months after the Termination Date, or (ii) any earlier date on which Employee commences employment with a new employer.

4.
Equity. Employee shall continue to vest in all equity awards previously awarded to him by Velti according to their terms through the Termination Date. If the Termination Date occurs before May 31, 2013, to the extent Employee holds, as of the Termination Date, any unvested options to purchase ordinary shares of Velti or unvested deferred share awards, the vesting of each outstanding equity award (including share options and deferred share awards) shall accelerate such that Employee shall be fully vested in all such equity awards that would have vested as of May 31, 2013. In addition, the exercisability of all outstanding vested share options held by Employee as of the Termination Date shall be extended such that Employee shall have a period of one year following the Termination Date in which to exercise his right to purchase any such vested share options.

5.
Death/Breach of Agreement. If Employee’s employment terminates at any time due to the death of Employee, or Velti terminates Employee’s employment as a result of his breach of this Agreement, then Velti shall have no obligation to provide for the continuation of any health and medical benefit or life insurance plans existing on the date of such termination except as otherwise required by applicable law.

6.
Release of Claims. In exchange for his continued employment through the Termination Date, Employee and his successors release Velti and its parents, divisions, subsidiaries, and affiliated entities, and each of their respective current and former shareholders, investors, directors, officers, members, employees, agents, attorneys, insurers, legal successors, assigns, and affiliates of and from any and all claims, actions and causes of action, whether now known or unknown, which Employee now has, or at any other time had, or shall or may have against those released parties based upon or arising out of any matter, cause, fact, thing, act or omission whatsoever occurring or existing at any time up to and including the date on which Employee signs this Agreement, including, but not limited to, any claims of breach of express or implied contract, wrongful termination, constructive discharge, retaliation, fraud, defamation, infliction of emotional distress or national origin, race, age, sex, sexual orientation, disability or other discrimination or harassment under the Civil Rights Act of 1964, the Age Discrimination in Employment Act, the Americans with Disabilities Act, or the California Fair Employment and Housing Act, and any claims under the California Labor Code, the Fair Labor Standards Act, the Fair Credit Reporting Act or any other applicable law (all listed statutes in this Paragraph as they have been, or are in the future, amended). This release of claims will not apply to any rights or claims that cannot be released as a matter of law, including any statutory indemnity rights. As further consideration for his continued employment through the Termination Date, Employee agrees to extend this release of claims through and including the Termination Date by re-executing this Agreement, without revocation, on the space provided at the end of this Agreement on or within ten (10) days following the Termination Date.

7.	Section 1542 Waiver. Employee acknowledges that he has read section 1542 of the Civil Code of the State of California, which states in full:

A general release does not extend to claims which the creditor does not know or suspect to exist in his or her favor at the time of executing the release, which if known by him or her must have materially affected his or her settlement with the debtor.
Employee waives any rights that he has or may have under section 1542 (or any similar provision of the laws of any other jurisdiction) to the full extent that he may lawfully waive such rights pertaining to this general release of claims, and affirms that he is releasing all known and unknown claims that he has or may have against the parties listed above.

8.
Continuing Obligations and Return of Velti Property. Employee acknowledges and agrees that he shall continue to be bound by and comply with the terms of any confidentiality, proprietary rights, or assignment of inventions agreements between Employee and the Velti at all times during the remainder of his employment and following the Termination Date. On or before the Termination Date, Employee will return to Velti, in good working condition, all Velti property and equipment that is in Employee's possession or control, including, but not limited to, any files, records, computers, computer equipment, cell phones, credit cards, keys, programs, manuals, business plans, financial records, customer information, and all documents (whether in paper, electronic, or other format, and any copies thereof) that Employee prepared or received in the course of his employment with Velti.

9.
Confidentiality. Employee agrees that he shall not directly or indirectly disclose any of the terms of this Agreement to anyone other than his immediate family or counsel, except as such disclosure may be required for accounting or tax reporting purposes or as otherwise may be required by law. Employee further agrees that he will not, at any time in the future, make any critical or disparaging statements about Velti, or any of its products, services, or employees, unless such statements are made truthfully in response to a subpoena or other legal process.

10.
Non-Solicitation of Co-Workers. Employee agrees that for a period of one year following the Termination Date, he will not, on behalf of himself or any other person or entity, directly or indirectly solicit any employee of Velti to terminate his/her employment with Velti.

11.
Agreement Not To Assist With Other Claims. Employee agrees that he shall not, at any time in the future, encourage any current or former Velti employee, or any other person or entity, to file any legal or administrative claim of any type or nature against Velti or any of its officers or employees. Employee further agrees that he shall not, at any time in the future, assist in any manner any current or former Velti employee, or any other person or entity, in the pursuit or prosecution of any legal or administrative claim of any type or nature against Velti or any of its officers or employees, unless pursuant to a duly-issued subpoena or other compulsory legal process.

12.
Attorneys' Fees. In the event of any legal action relating to or arising out of this Agreement, the prevailing party shall be entitled to recover from the losing party its attorneys' fees and costs incurred in that action.

13.	Governing Law. This Agreement shall be interpreted in accordance with and governed by the laws of the State of California.

14.
Section 409A Compliance. The Company intends that income provided to Employee pursuant to this Agreement will not be subject to taxation under Section 409A of the Internal Revenue Code of 1986, as amended, and the guidance promulgated thereunder (“Section 409A”). The provisions of this Agreement shall be interpreted and construed in favor of satisfying any applicable requirements of Section 409A. However, the Company does not guarantee any particular tax effect for income provided to the Employee pursuant to this Agreement. In any event, except for the Company’s responsibility to withhold applicable income and employment taxes from compensation paid or provided to the Employee, the Company shall not be responsible for the payment of any applicable taxes incurred by the Employee on compensation paid or provided to the Employee pursuant to this Agreement. In the event that any compensation to be paid or provided to Employee pursuant to this Agreement is subject to the restrictions on payments to “specified employees” (as defined in Section 409A), then the Company may delay such payment for the minimum period required in order to comply with such provisions and avoid the imposition of any additional taxes or interest under Section 409A.

15.
Severability. If any provision of this Agreement is deemed invalid, illegal, or unenforceable, that provision will be modified so as to make it valid, legal, and enforceable, or if it cannot be so modified, it will be stricken from this Agreement, and the validity, legality, and enforceability of the remainder of the Agreement shall not in any way be affected.

16.
Integration and Modification. This Agreement, along with any agreements referenced in herein, constitute the entire agreement between the parties with respect to the termination of their employment relationship and the other matters covered herein, and they supersede all prior negotiations and agreements between the parties regarding those matters, whether written or oral. This Agreement may not be modified or amended except by a document signed by the Chief Executive Officer of Velti and Employee.

EMPLOYEE UNDERSTANDS THAT HE IS ADVISED TO CONSULT WITH AN ATTORNEY PRIOR TO SIGNING THIS AGREEMENT AND THAT HE IS GIVING UP ANY LEGAL CLAIMS HE HAS AGAINST THE PARTIES RELEASED ABOVE BY SIGNING THIS AGREEMENT. EMPLOYEE FURTHER UNDERSTANDS THAT HE MAY HAVE UP TO 21 DAYS TO CONSIDER THIS AGREEMENT, THAT HE MAY REVOKE IT AT ANY TIME DURING THE 7 DAYS AFTER HE SIGNS IT (BY EMAIL NOTICE AS DESCRIBED IN SECTION 1), AND THAT IT SHALL NOT BECOME EFFECTIVE UNTIL THAT 7-DAY PERIOD HAS PASSED. EMPLOYEE ACKNOWLEDGES THAT HE IS SIGNING THIS AGREEMENT KNOWINGLY, WILLINGLY AND VOLUNTARILY IN EXCHANGE FOR THE PAYMENTS AND BENEFITS DESCRIBED ABOVE, WHICH PAYMENTS AND BENEFITS EMPLOYEE WOULD NOT BE ENTITLED TO RECEIVE BUT FOR HIS EXECUTION OF THIS AGREEMENT.

Dated: February 7, 2013	/s/ Wilson Cheung Wilson Cheung
Dated: February 7, 2013	Velti Inc. By: /s/ Alex Moukas Alex Moukas, Chief Executive Officer